EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Bank of Montreal
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated November 25, 2008 on the consolidated balance sheets of Bank of Montreal (“the Bank”) as at October 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2008;
•	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated November 25, 2008; and
•	our auditors’ report dated November 25, 2008 on the Bank’s internal control over financial reporting as of October 31, 2008;
each of which is contained in this annual report on Form 40-F of the Bank for the fiscal year ended October 31, 2008.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 25, 2008